                                                      EXHIBIT 3.1


                RESTATED ARTICLES OF INCORPORATION
                                OF
                    ENSERCH EXPLORATION, INC.

     1.   Enserch Exploration, Inc., pursuant to the provisions of Article
4.07 of the Texas Business Corporation Act, hereby adopts Restated Articles of Incorporation which accurately copy the Articles of Incorporation and all amendments thereto that are in effect to date and such Restated Articles of Incorporation contain no change in any provision. thereof.

     2. The Restated Articles of Incorporation were adopted by resolution of the Board of Directors of the Corporation on December 27, 1994.

     3. The Restated Articles of Incorporation and all amendments and supplements thereto are hereby superseded by the following Restated Articles of Incorporation which accurately copy the entire text thereof:

                           ARTICLE ONE

     The name of the Company is Enserch Exploration, Inc.

                           ARTICLE TWO

     The period of its duration is perpetual.

                          ARTICLE THREE

     The purposes for which the Company is organized are:

          (1) To engage in all phases of the oil and gas business and related activities, including, but not by way of limitation, engaging in exploration, drilling, development, and production of oil and gas properties;

          (2) To store, transport, buy and sell, oil, gas, salt, brine and other mineral solutions and liquefied minerals;

          (3) To explore for, produce, purchase and sell, store, process and manufacture, transport and distribute oil, gas and all other minerals;

          (4) To manufacture, produce, purchase or otherwise acquire, sell or dispose of, distribute, mortgage, pledge, lease, repair, install, operate, deal in and with, whether as principal or agent, products, goods, appliances, wares, merchandise, fixtures, plants, structures, machinery, and materials of every kind and description, to lend money for the carrying out of such purposes, and to take and hold real and personal property for the payment of such funds so loaned; and

          (5) To transact any or all lawful business for which corporations may be incorporated under the Texas Business Corporation Act, as amended and in effect from time to time (the "TBCA").

                           ARTICLE FOUR

     (A) Authorized Capital Stock: The aggregate number of shares of all classes of stock which the Company shall have authority to issue is 202,000,000 consisting of and divided into:

     (i) one class of 200,000,000 shares of Common Stock, par value $1.00 per share (the "Common Stock"); and

     (ii) one class of 2,000,000 shares of Preferred Stock, of no par value (the "Preferred Stock"), which may be divided into and issued in one or more series, as hereinafter provided.

     (B) Series: The Preferred Stock may be divided into and issued in, at any time and from time to time, one or more series as the Board of Directors of the Company shall determine pursuant to the authority hereby vested in it. The Board of Directors shall have the authority to establish series of unissued shares of Preferred Stock, at any time and from time to time, by fixing and determining the designations, preferences, limitations and relative rights of the shares of the series, subject to and within the limitations of the TBCA and the Articles of Incorporation, including without limitation the following:

     (a) the number of shares constituting the series and the distinctive designation of that series;

     (b) the dividend rate on shares of the series, the dividend payment dates, whether dividends shall be cumulative (and, if so, from which date or dates), non-cumulative, or partially cumulative, and the relative rights of priority, if any, of payment of dividends on the shares of the series;

     (c) the amount payable to the holders of shares of the series upon any voluntary or involuntary liquidation of the Company;

     (d) the preference in the assets of the Company over any other class, classes or series of shares upon the voluntary or involuntary liquidation of the Company;

     (e) whether the shares of the series are redeemable at the option of the Company, the shareholder or another person or upon occurrence of a designated event and, if so, the price payable upon redemption of shares of the series and the terms and conditions on which such shares are redeemable;

     (f) the provisions of the sinking fund, if any, for the redemption or purchase of shares of the series;

     (g)  the voting rights, if any, of the shares of the series;

     (h) the terms and conditions, if any, on which such shares may be converted, at the option of the Company, the shareholder or another person or upon occurrence of a designated event, into shares of any other class or series;

     (i) the terms and conditions, if any, on which such shares may be exchanged, at the option of the Company, the shareholder or another person or upon occurrence of a designated event, for shares, obligations, indebtedness, evidences of ownership, rights to purchase securities or other securities of the Company or one or more other domestic or foreign corporations or other entities or for other property or for any combination of the foregoing; and

     (j) any other special rights and qualifications, limitations or restrictions permitted by the TBCA to be granted to or imposed on the series.

     Any of the designations, preferences, limitations and relative rights of the shares of any series so established may be made dependent upon facts ascertainable outside the Articles of Incorporation, which facts may include future acts of the Company, provided that the manner in which such facts shall operate upon the designations, preferences, limitations and relative rights of the shares of any series shall be set forth in the resolution or resolutions establishing the series.

     All shares within the same series of Preferred Stock shall be identical except as to the date of issue and the dates from which dividends on shares of the series issued on different dates will cumulate, if cumulative. The Board of Directors shall have the authority to increase or decrease the number of shares within each series of Preferred Stock; provided, however, that the Board of Directors may not decrease the number of shares within a series to less than the number of shares within such series that are then issued.

     (C) Preemptive Rights. No shareholder of the Company shall by reason of the shareholder's holding shares of any class or series have any preemptive or preferential right to purchase or subscribe to any shares of any class or series of the Company, now or hereafter to be authorized, or any notes, debentures, bonds or other securities convertible into or carrying options or warrants to purchase shares of any class or series, now or hereafter to be authorized, whether or not the issuance of any such shares, or such notes, debentures, bonds or other securities, would adversely affect the dividend or voting rights of such shareholders, other than such rights, if any, as the Board of Directors in its discretion may fix; and the Board of Directors may issue shares of any class or series of the Company, or any notes, debentures, bonds or other securities convertible into or carrying options or warrants to purchase shares of any class or series, without offering any such shares of any class or series, either in whole or in part, to the existing shareholders of any class or series.

     (D) Subordination of Common Stock: The Common Stock shall be subject and subordinate to the rights, privileges and preferences of any series of Preferred Stock to the extent set forth in the resolution adopted by the Board of Directors establishing the series.

     (E)  Other Provisions Applicable to Capital Stock:

     (a) Each outstanding share of Common Stock shall be entitled to one vote on each matter submitted to a vote at a meeting of shareholders, except as otherwise provided by the TBCA or as set forth in the resolutions adopted by the Board of Directors establishing any series of Preferred Stock.

     (b) At each election for directors, every shareholder entitled to vote at such election shall have the right to vote the number of shares owned by him for as many persons as there are directors to be elected and for whose election he has a right to vote; provided that cumulative voting in the election for directors is prohibited.

     (c) In the event of any dissolution, liquidation or winding up of the Company, but subject to the rights of the holders of any series of Preferred Stock, holders of Common Stock shall be entitled to receive pro rata all of the remaining assets of the Company available for distribution to its shareholders.

     (d) Any action required by the TBCA to be taken at any annual or special meeting of shareholders, or any action which may be taken at any annual or special meeting of shareholders, may be taken without a meeting, without prior notice, and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holder or holders or shares having not less than the minimum number of votes that would be necessary to take such action at a meeting at which the holders of all shares entitled to vote on the action were present and voted.

     (e) Subject to the rights of the holders of Preferred Stock as set forth in the resolutions adopted by the Board of Directors establishing any series of Preferred Stock, dividends may be paid upon Common Stock to the exclusion of Preferred Stock out of any assets of the Company available therefor.

                           ARTICLE FIVE

     The Company will not commence business until it has received for the issuance of its shares consideration of the value of at least One Thousand Dollars ($1,000.00) consisting of money, labor done, or property actually received.

                           ARTICLE SIX

     The street address of its initial registered office is 300 South St. Paul, Dallas, Texas 75201, and the name of its initial registered agent at such address is Michael G. Fortado.

                          ARTICLE SEVEN

     Subject to the provisions of Article Four, the number of directors constituting the initial Board of Directors is two (2), subject to being increased or decreased as the Bylaws of the Company may provide. The names and addresses of the persons who are to serve as directors until the first annual meeting of the shareholders or until their successors be elected and qualified are:

          D. W. Biegler       300 South St. Paul
                              Dallas, Texas  75201

          G. J. Junco         Energy Square II
                              4849 Greenville Avenue
                              Dallas, Texas  75206

                          ARTICLE EIGHT

     (A) Power to Alter, Amend or Repeal Bylaws. The power to alter, amend or repeal the Bylaws or to adopt new Bylaws shall be vested in the Board of Directors; provided however that any Bylaw or amendment thereto as adopted by the Board of Directors may be altered, amended or repealed by vote of the shareholders entitled to vote for the election of directors or a new Bylaw in lieu thereof may be adopted by vote of such shareholders. No Bylaw that has been altered, amended or adopted by such a vote of the shareholders may be altered, amended or repealed by vote of the directors until two years shall have expired since such action by vote of such shareholders.

     (B)  Stock Ownership Restrictions.  The Board of Directors of the
Company shall have the power and authority, from time to time, to adopt, alter or amend the Bylaws of the Company to add or amend such provisions as in their judgment may be necessary or appropriate to ensure that the Company and its shareholders satisfy the citizenship or other requirements imposed by any federal or state law relating to the ownership, possession or leasing of gas, oil or other minerals, land, vessels or any other property, licenses or rights of any nature whatsoever in which the Company or any of its subsidiaries may have or hereafter have, or seek to have, any right or interest. Without limiting such general powers, the Board of Directors shall have the power and authority, from time to time, to adopt, alter or amend the Bylaws to add or amend provisions which for such purpose impose restrictions on the transfer or registration of transfer of the shares of the Company, including, without limitation, restrictions which:

          (1) obligate the holders of the restricted shares to offer to the Company or to any other holders of shares of the Company or to any other person or to any combination of the foregoing, a prior opportunity, to be exercised within a reasonable time, to acquire the restricted shares;

          (2) provide that the Company or the holders of any class of shares of the Company must consent to any proposed transfer of the restricted shares or approve the proposed transferee of the restricted shares before the transfer may be effected;

          (3) prohibit the transfer of the restricted shares to designated persons or classes of persons; or

          (4) maintain any tax or other status or advantage to the Company.

                           ARTICLE NINE

     To the fullest extent permitted by law, a director of the Company shall not be liable to the Company or its shareholders for monetary damages for any act or omission in his capacity as a director. Any repeal or modification of this Article shall be prospective only and shall not adversely affect any limitation of the personal liability of a director of the Company existing at the time of the repeal or modification.

                           ARTICLE TEN

     The name and address of the incorporator are:

     W. T. Satterwhite........300 South St. Paul
                              Dallas, Texas  75201

                          ARTICLE ELEVEN

        INTERESTED DIRECTORS, OFFICERS AND SECURITYHOLDERS

     (A) Validity. A contract or other transaction between the Company and ENSERCH Corporation ("EC"), or any subsidiary or other corporation, partnership, limited liability company or other entity in which EC is directly or indirectly interested (collectively with EC, an "EC Person"), shall not be invalid because of this relationship or because of the presence of a director, officer or securityholder of an EC Person at the meeting authorizing the contract or transaction, or such person's participation or vote in the meeting or authorization or in a unanimous or other written consent thereto, if the contract or other transaction is effected in accordance with any of paragraphs
(B), (C), (D), (E), (F), (G), or (H) below.

     (B)  Disclosure; Approval; Fairness.  Paragraph (A) shall apply if:

          (1) the material facts of the relationship or interest of each EC Person or such director, officer or securityholder are known or disclosed:

               (a) to the Board of Directors of the Company, or a committee of the Board of Directors, and it nevertheless authorizes or ratifies the contract or transaction by a majority of the directors present; or

               (b) to the shareholders of the Company and they nevertheless authorize or ratify the contract or transaction by a majority of the shares present, each such EC Person or other interested person to be counted for quorum and voting purposes; or

          (2) the contract or transaction is fair to the Company as of the time it is authorized or ratified by the Board of Directors or the shareholders of the Company.

     (C)  Loans from or to an EC Person.

          (1) Any EC Person may lend to the Company funds needed by the Company for such periods of time as may be determined by the Board of Directors of the Company or otherwise in accordance with the Bylaws of the Company; provided, however, that such EC Person may not charge the Company interest at a rate greater than the lesser of (i) the EC Person's actual average interest cost (including points or other financing charges or fees, if any), or (ii) the rate (including points or other financing charges or fees) that would be charged the Company (without reference to the Company's financial abilities or guaranties) by unrelated lenders on comparable loans. The Company shall reimburse the EC Person for any costs incurred by the EC Person in connection with the borrowing of funds obtained by the EC Person and loaned to the Company.

          (2) The Company may lend funds to any EC Person; provided however that the Company may not charge interest at a rate lesser than the rate (including points or other financing charges or fees) that would be charged the EC Person (without reference to third parties' financial abilities or guaranties) by unrelated lenders on comparable loans.

     (D) Common Personnel. Officers, directors, employees, attorneys and agents of the Company may also serve as directors, officers, employees, attorneys or agents of an EC Person, provided that the Company and the EC Person shall each compensate its directors, officers, employees, attorneys and agents in respect of the services performed for it, unless a compensation sharing arrangement has been effected in accordance with paragraph (B).

     (E) IntraCompany Transactions. EC Persons may sell gas, oil, goods and services to, and may purchase gas, oil, goods and services from, the Company, provided that such transactions shall be (i) on terms comparable to those effected with unaffiliated persons or (ii) effected in accordance with paragraph (B).

     (F) Services Provided by an EC Person. An EC Person may provide the Company with certain services including, but not limited to, the following: accounting and treasury, internal audit, human resources (such as training, employment and salary and benefit plan administration), tax planning and compliance, legal, financial management, corporate development and planning, investor relations, information systems, materials management, risk and claims management and office services and the management of these functions. The Company shall reimburse each EC Person for the direct and indirect costs incurred in connection with the furnishing of such services to the Company. Costs shall be determined on a basis reasonably calculated to reflect the actual costs of the services performed by such EC Person and may include allocations based on such factors as net capital employed, the number of employees or the percentage of time spent on projects or services.

     (G) Purchase or Sale of Shares. An EC Person may purchase or otherwise acquire and sell or otherwise dispose of shares or other securities of the Company for its own account (i) in transactions with persons other than the Company or (ii) in transactions with the Company effected in accordance with paragraph (B).

     (H) Outside Activities. Any EC Person shall be entitled to and may have business interests and engage in business activities in addition to those relating to the Company, may engage in the acquisition, ownership, operation and management of working, nonparticipating or other interests or royalties in gas and oil properties, and any other businesses or activities, including business interests and activities in direct competition with the Company, for their own account and for the account of others, and may own interests in the same properties as those in which the Company owns an interest, without having or incurring any obligation to offer any interest in such properties, businesses or activities to the Company. Neither the Company nor any of its shareholders shall have any preferential or other right to acquire any interest or participate in any business venture of any EC Person.

     (I) Non-Exclusive. This provision shall not be construed to invalidate a contract or transaction that would be valid in the absence of this provision.

     Dated this 27th day of December, 1994.





                                   ENSERCH EXPLORATION, INC.


                                   By   /s/ Gary J. Junco
                                        --------------------------
                                        President

       STATEMENT OF RESOLUTION ESTABLISHING
ADJUSTABLE RATE CUMULATIVE PREFERRED STOCK, SERIES A,
            OF ENSERCH EXPLORATION, INC.


To the Secretary of State of the State of Texas:

     Pursuant to the provisions of Article 2.13 of the Texas Business Corporation Act, the undersigned corporation submits the following statement for the purpose of establishing and designating the Adjustable Rate Cumulative Preferred Stock, Series A, of its preferred stock and fixing and determining the relative rights and preferences thereof:

     1.   The name of the corporation is Enserch Exploration, Inc.

     2. The following resolution, establishing and designating the Adjustable Rate Cumulative Preferred Stock, Series A, and fixing and determining the relative rights and preferences thereof, was duly adopted by the Board of Directors of the Company on August 1, 1995:

          RESOLVED, That the Board of Directors of this Company, acting pursuant to Article Four of the Restated Articles of Incorporation of this Company, hereby creates a new series of Preferred Stock of the Company which shall consist of fifteen (15) shares of no par value, Stated Value of $10,000,000 per share ("Stated Value"), which shall be designated and known as "Adjustable Rate Cumulative Preferred Stock, Series A" (hereinafter referred to as "Preferred Stock, Series A"). The Preferred Stock, Series A shall have the terms, conditions, rights and preferences, as follows:

          1.   Dividends.

               (a) Dividend rates on the shares of Preferred Stock, Series A, shall be (i) for the period (the "Initial Dividend Period") from the date of their original issue to and including October 31, 1995, at a rate per annum of the then Stated Value thereof equal to 6.70% and (ii) for each quarterly dividend period (hereinafter referred to as a "Quarterly Dividend Period"; and the Initial Dividend Period or any Quarterly Dividend Period being hereinafter individually referred to as a "Dividend Period" and collectively referred to as "Dividend Periods") thereafter, which Quarterly Dividend Periods shall commence on February 1, May 1, August 1 and November 1 in each year and shall be on and include the day next preceding the first day of the next Quarterly Dividend Period, at a rate per annum of the Stated Value thereof equal to the Applicable Rate (as hereinafter defined) in respect of such Quarterly Dividend Period. Dividends shall be cumulative from the date of original issue of the shares. The amount of dividends payable for the Initial Dividend Period or any Period shorter than a full Quarterly Dividend Period shall be computed on the basis of 30-day months and a 360-day year.

               (b) The Applicable Rate for each Quarterly Dividend Period shall be determined as follows:


Quarterly Dividend       Applicable          Quarterly Dividend       Applicable
Period Commencing        Rate                Period Commencing        Rate
November 1, 1995         LIBOR Rate + .75%   February 1, 2003         LIBOR Rate + 6.25%
 through May 1, 2000                         May 1, 2003              LIBOR Rate + 6.75%
August 1, 2000           LIBOR Rate + 1.25%    August 1, 2003         LIBOR Rate + 7.25%
November 1, 2000         LIBOR Rate + 1.75%  November 1, 2003         LIBOR Rate + 7.75%
February 1, 2001         LIBOR Rate + 2.25%  February 1, 2004         LIBOR Rate + 8.25%
May 1, 2001              LIBOR Rate + 2.75%  May 1, 2004              LIBOR Rate + 8.75%
August 1, 2001           LIBOR Rate + 3.25%  August 1, 2004           LIBOR Rate + 9.25%
November 2, 2001         LIBOR Rate + 3.75%  November 1, 2004         LIBOR Rate + 9.75%
February 1, 2002         LIBOR Rate + 4.25%  February 1, 2005         LIBOR Rate + 10.25%
May 1, 2002              LIBOR Rate + 4.75%  May 1, 2005 and          LIBOR Rate + 10.75%
August 1, 2002           LIBOR Rate + 5.25%     thereafter
November 1, 2002         LIBOR Rate + 5.75%

          "LIBOR Rate" shall be a rate per annum (rounded upwards, if necessary, to the nearest 1/16 of 1%) quoted by Chase Manhattan Bank, N.A., or its successors ("Chase") at approximately 11:00 A.M., London time (or as soon thereafter as practicable), two (2) Business Days prior to the first day of a Quarterly Dividend Period for the offering by Chase to leading banks in the London interbank market for U.S. Dollar deposits having a term comparable to such Quarterly Dividend Period. "Business Day" shall mean any date on which dealings in U.S. Dollar deposits are carried out in the London interbank market.

               (c) If the LIBOR Rate cannot be determined for any Quarterly Dividend Period, then the Applicable Rate for the preceding dividend period will be continued for such Quarterly Dividend Period.

               (d) The amount of dividends per share payable for each Quarterly Dividend Period shall be computed by dividing the Applicable Rate for such dividend period by four and applying such rate against the Stated Value per share of the Preferred Stock, Series A.

          2. Dividends on each share of Preferred Stock, Series A, shall commence to accrue and be cumulative, whether or not earned or declared, from and after the date of issue of such share. So long as any of the Preferred Stock, Series A, remains outstanding, in no event shall any dividend (other than a dividend payable in the Common Stock of the Company) or other distribution be paid upon or declared or set apart for the common shares, nor shall any common shares be redeemed, purchased, retired or otherwise acquired by the Company unless and until all dividends on the then outstanding shares of Preferred Stock, Series A, for all past Quarterly Dividend Periods shall have been paid or declared and set apart for payment, but without interest, and the full dividends thereon for the then current Quarterly Dividend Period shall have been concurrently paid or declared and set apart for payment. After such full dividends on the Preferred Stock, Series A, shall have been so paid or declared and set apart for payment, then and not otherwise dividends may be declared and paid on the common shares when and as determined by the Board of Directors out of any funds legally available for dividends.

          3. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company, the holders of the Preferred Stock, Series A, shall be entitled to receive for each share thereof an amount equal to Ten Million Dollars ($10,000,000), together with unpaid accumulated dividends without interest, before any distribution of the assets of the Company shall be made to the holders of common shares. After such payment shall have been made in full to the holders of the outstanding Preferred Stock, Series A, or funds necessary for such payment shall have been set aside in trust for the account of the holders of the outstanding Preferred Stock, Series A, so as to be and continue to be available therefor, the holders of the outstanding Preferred Stock, Series A, shall be entitled to no further participation in such distribution of assets of the Company. Thereafter, the remaining assets of the Company shall be divided and distributed among the holders of the common shares then outstanding according to their respective shares. If, upon such liquidation, dissolution or winding up, the assets of the Company distributable as aforesaid among the holders of the Preferred Stock, Series A, shall be insufficient to permit the payment to them of all amounts payable thereon, the entire assets shall be distributed ratably among the holders of the Preferred Stock, Series A, and any other series of preferred stock of the Company which ranks equal to the Preferred Stock, Series A. A consolidation or merger of the Company, a sale or transfer of all or substantially all of its assets, or any purchase or redemption of shares of the Company of any class or series, shall not be regarded as a "liquidation, dissolution, or winding up" within the meaning of this paragraph.

          4. The Company, at the option of the Board of Directors, may redeem, in whole or in part (including a fraction of a whole share) the Preferred Stock, Series A, then outstanding upon notice duly given as hereinafter provided, by paying for each share thereof an amount equal to Ten Million Dollars ($10,000,000), together with unpaid accumulated dividends to the date fixed for redemption. In case less than all of the outstanding shares of Preferred Stock, Series A, are to be redeemed, the shares to be redeemed shall be selected pro rata or by lot or by such other equitable method as the Board of Directors may determine. Notice of redemption of any shares of Preferred Stock, Series A, shall be mailed, postage prepaid, to the holders of record of the shares to be redeemed at their respective addresses then appearing on the record of shareholders of the Company not less than fifteen (15) or more than sixty (60) days prior to the date designated for such redemption. If such notice of redemption shall have been duly given, and if on or before the redemption date named therein, the funds necessary for such redemption shall have been set aside by the Company in trust for the account of the holders of the Preferred Stock, Series A, so called for redemption so as to be and continue available therefor, then from and after the giving of such notice and the setting aside of such funds, notwithstanding that any certificate for shares of Preferred Stock, Series A, so called for redemption shall not have been surrendered for cancellation, the shares represented thereby shall no longer be deemed outstanding and the holders of such certificate or certificates shall have, with respect to such shares, no rights in or with respect to the Company except the right to receive for each share thereof an amount equal to the redemption price per share as set forth above, together with unpaid accrued dividends, less the sum of any dividends paid thereon, without interest, upon the surrender of such certificate or certificates .

          5. The holders of the Preferred Stock Series A, shall have no voting rights other than the voting rights as are specifically provided for by law.

          6. No holder of any shares of the Preferred Stock, Series A, shall be entitled as of right to purchase or subscribe for any part of any shares of the Company authorized by the Restated Articles of Incorporation of the Company or of any additional shares of any class to be issued by reason of any increase of the authorized shares of the Company, or of any bonds, certificates or indebtedness, debentures or other securities convertible into shares of the Company, but any shares authorized by this Certificate, or any such additional authorized issue of new shares or of securities convertible into shares, may be issued and disposed of and options for the purchase thereof may be issued and disposed of, by the Board of Directors or such persons, firms, corporations or associations for such consideration, value or benefit and upon such terms and in such manner as the Board of Directors may in their discretion determine, without offering any thereof on the same terms or on any terms to the holders of the Preferred Stock, Series A.

     WITNESS THE EXECUTION HEREOF on this 1st day of August, 1995.

                                   Enserch Exploration, Inc.



                                   By:   /s/ J. W. Pinkerton
                                         Name:  J. W. Pinkerton
                                         Title: Vice President